UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65282

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northwest Investment Advisors Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9 South Washington, Suite 210
(No. and Street)

Spokane (City) Washington (State) 99201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sean Grubb 509-252-4140 Ext 13
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schoedel & Schoedel CPA's PLLC
(Name – *if individual, state last, first, middle name*)

422 W. Riverside Dr. Suite 1420 (Address) Spokane (City) Washington (State) 99201 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sean Grubb _____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Northwest Investment Advisors Inc. _____ , as
of December 31 _____ , 20 19 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



_____
            Notary Public

_____ _L_ _m._ _Ghl_____
                                  Signature

                                  President
                                  _____
                                              Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

NORTHWEST INVESTMENT ADVISORS, INC

REPORTS PURSUANT TO RULES 17a-5(d)

YEAR ENDED DECEMBER 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sean Grubb, President
Northwest Investment Advisors, Inc.
9 South Washington, Suite 210
Spokane, Washington 99201

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Northwest Investment Advisors, Inc. (NWIA), a Washington corporation, as of December 31, 2019, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Northwest Investment Advisors, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Northwest Investment Advisors, Inc.'s management. Our responsibility is to express an opinion on Northwest Investment Advisors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Northwest Investment Advisors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, Schedule I, has been subjected to audit procedures performed in conjunction with the audit of Northwest Investment Advisors, Inc.'s financial statements. Schedule I is the responsibility of Northwest Investment Advisors, Inc.'s management. Our audit procedures included determining whether Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and

accuracy of the information presented in Schedule I. In forming our opinion on Schedule I, we evaluated whether Schedule I, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schoedel & Schoedel CPA, PLLC

We have served as Northwest Investment Advisors, Inc.'s auditor since 2007.
Spokane, Washington
February 14, 2020

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash	$	64,097
Commissions receivable		14,349
Deposit with clearing agent		15,044
Central registration depository account		74
Property and equipment, net		401
Total assets	**$**	**93,965**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	6,811
		6,811

STOCKHOLDER'S EQUITY

Additional Paid in Capital	$	268,625
Common stock, no par value		15,583
Retained earnings		(197,054)
Total stockholder's equity		87,154
Total liabilities and stockholder's equity	**$**	**93,965**

The accompanying notes are an integral part of this statement.

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES:

Commissions	$ 483,939
Insurance agency revenue	114,050
Advisory fees	104,161
Other income	395
Total revenues	702,545

EXPENSES:

Advertising	6,034
Arbitration settlement	141,917
Bank service & interest charges	551
Clearing charge	24,572
Commission	453,440
Continuing education	35
Depreciation	473
Insurance	5,208
Licenses, fees, dues and subscriptions	26,886
Office expense	4,647
Payroll	52,227
Professional fees	77,819
Rent	16,760
Repairs	637
Taxes	7,394
Travel and entertainment	3,444
Utilities	8,367
Total expenses	830,411

NET LOSS   **(127,866)**

The accompanying notes are an integral part of this statement.

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:

Net loss	$ (127,866)
Adjustments to reconcile net loss to net cash provided by operating activities:	
(Increase) Decrease in central registration depository account	(163)
(Increase) Decrease in commissions receivable	13,192
(Increase) Decrease in deposit with clearing agent	(33)
Increase in accumulated depreciation	473
(Increase) Decrease in receivable from rep	31,000
Increase (Decrease) in accounts payable and accrued expenses	1,522
Net cash from operating activities	(81,875)

CASH FLOWS USED IN FINANCING ACTIVITIES:

Additional paid in capital	75,000
Net cash from financing activities	75,000
NET DECREASE IN CASH	(6,875)
CASH, at beginning of year	70,972
CASH, at end of year	$ 64,097

The accompanying notes are an integral part of this statement.

NORTHWEST INVESTMENT ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
BALANCES, December 31, 2018	33,333	$ 15,583	$ 193,625	$ (69,188)	$ 140,020
Additional paid in capital			$ 75,000		75,000
Net loss				(127,866)	(127,866)
BALANCES, December 31, 2019	**33,333**	**$15,583**	**$268,625**	**$(197,054)**	**$ 87,154**

The accompanying notes are an integral part of this statement.

NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

Northwest Investment Advisors, Inc. (NWIA) was incorporated February 25, 2000 in Spokane, Washington. NWIA is an Introducing Broker in securities, which is a non-clearing, securities broker/dealer (fully disclosed). NWIA accepts customer orders but elects to clear orders through another broker. NWIA is registered with the Securities and Exchange Commission (SEC), and licensed by the Financial Industry Regulatory Authority, Inc. (FINRA).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of NWIA is presented to assist in understanding its financial statements. The financial statements and notes are representation of NWIA's management, who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Basis of Presentation
The financial statements of NWIA are prepared using the accrual basis of accounting with a fiscal year-end of December 31.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the management of NWIA to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Cash Equivalents
For purposes of the statement of cash flows, NWIA considers investments which are not subject to withdrawal restrictions and can be converted to cash on short notice and are used in the operating activities of the company, specifically cash in demand accounts at financial institutions, to be cash equivalents.

Commissions Receivable
Commissions receivable are recorded when purchase and sale orders are issued and are presented in the balance sheet net of an allowance for doubtful collection. In the opinion of management, substantially all receivables are collectible in full. As such, no provision for an allowance for doubtful collection has been recorded in these financial statements. All commissions receivable are current and less than ninety days. No commissions receivable are collateralized.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment
Property and equipment are stated at cost and is depreciated by accelerated methods over the estimated useful lives of the various assets. Management estimates the useful lives of the following assets to be:

Office equipment and furnishings	5-7 years
Software	3-5 years

Fair Value of Financial Instruments
Cash and deposits with clearing agent are held in cash, for which cost and fair value are equivalent. NWIA recognizes other financial instruments (including commissions receivable, accounts payable and accrued expenses) at historical cost, which approximates fair value due to the short maturities of those instruments.

Commission Revenue and Related Clearing Expenses
Commission revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising
Advertising costs are expensed as incurred.

Compensated Absences
Employees of NWIA are entitled to paid vacation and paid sick days, based on various factors. Any paid time off not used by year end does not carry forward, and as such, there is no accrual at year end.

Federal Income Taxes
NWIA, with the consent of its shareholder, elected to be taxed under provisions of Subchapter S of the Internal Revenue Code. Under those provisions, NWIA does not pay federal corporate taxes on its taxable income. Instead, corporate taxable income is taxed directly to its shareholder. As such, no provisions for income taxes have been recorded in these financial statements.

NWIA is subject to audit or examinations by various regulatory jurisdictions. As of the date the financial statements were issued, there were no audits or examinations in progress. With few exceptions, as of December 31, 2019, NWIA was no longer open to audit or examination for fiscal years ended prior to December 31, 2016.

NOTE 3 – CRD ACCOUNT

NWIA maintains a CRD account which is used to settle fees charged to NWIA by FINRA. As of December 31, 2019, the Firm had a balance of $74.

NOTE 4 – COMMISSIONS RECEIVABLE

NWIA has receivables for commissions. All receivables are current and less than ninety days. Receivables are not collateralized.

NOTE 5 – DEPOSIT WITH CLEARING AGENT

NWIA maintains a deposits account with INTL FCStone Financial Inc. The account is used to guarantee funds available for trading activity and requires a minimum deposit balance of $15,000.

NOTE 6 – PROPERTY AND EQUIPMENT

As of December 31, 2019, property and equipment was summarized as follows:

	2019
Office equipment and furniture	$ 19,411
Software	8,765
	28,176
Less: Accumulated depreciation	(27,775)
	$401

For the year ended December 31, 2019, depreciation expense totaled $473.

NOTE 7 – COMMON STOCK

As of December 31, 2019, there were 100,000 shares authorized and 33,333 issued and/or outstanding.

NOTE 8 – LEASES

NWIA leases office space through November 2020 under a non-cancelable lease agreement. The terms of the lease are personally guaranteed by the stockholder. Under the terms of the lease agreement monthly rental rates are as follows:

December 1, 2018 through November 30, 2019	1,509
December 1, 2019 through November 30, 2020	1,554

For the year ended December 31, 2019, rental payments for this office space totaled $19,160, which included base rent plus storage.

Future minimum rental payments under the lease agreement for the year ending December 31, 2020 are $17,094

In February 2008, NWIA entered into a sublease agreement of office space on a month-to-month basis. The sublease agreement is accounted for as a reduction of rental expense. For the year ended December 31, 2019, sublease proceeds totaled $2,400.

In November 2015, NWIA entered into a new lease agreement for a copier expiring in March 2021. Under the terms of the lease agreement, NWIA is required to make base lease payments of $130 plus sales tax ($147 per month). Additional charges apply if the number of copies exceed a stated monthly volume. For the year ended December 31, 2019, rental charges totaled $1,800.

Future minimum rental payments under the lease agreement for the years ending December 31, 2020 through 2021 are as follows:

2020	1,764
2021	441

NOTE 9 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, NWIA is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2019, NWIA had net capital and net capital requirements of $81,679 and $5,000, respectively. NWIA's net capital ratio (aggregate indebtedness to net capital) was 0.1 to 1. According to Rule 15c3-1, NWIA's net capital ratio shall not exceed 15 to 1.

NOTE 10 – ARBITRATION

During the year ended December 31,2019, the Company settled arbitrations with two former clients, resulting in NWIA paying $223,000. Payment of these settlements was split between the Company's shareholder and one broker/employee, with the broker/employee reimbursing NWIA $115,000. The remainder of the settlement was paid by the shareholder. The net settlement NWIA paid in connection with the arbitrations for the year ended December 31,2019 was $141,917.

NOTE 11 – SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

NORTHWEST INVESTMENT ADVISORS, INC.

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2019

CREDIT:

Total stockholder's equity	$ 87,154

DEBITS:

Nonallowable assets:	
Prepaid assets	74
Property and equipment, net	401
Total debits	475
NET CAPITAL	86,679
Minimum requirement of 6-2/3% of aggregate indebtedness of $6,811 or $5,000, whichever is greater	5,000
Excess net capital	$ 81,679

AGGREGATE INDEBTEDNESS:

Accounts payable and accrued expenses	$ 6,811

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.1 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2019.

See Report of Independent Registered Public Accounting Firm.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE EXEMPTION REPORT

Board of Directors
Northwest Investment Advisors, Inc.
Spokane, Washington

We have reviewed management's statements, included in the accompanying Management's Exemption Report, in which (1) Northwest Investment Advisors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Northwest Investment Advisors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Northwest Investment Advisors, Inc. stated that Northwest Investment Advisors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Northwest Investment Advisors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Northwest Investment Advisors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schoedel & Schoedel CPAs PLLC

Spokane, Washington
February 14, 2020

NORTHWEST INVESTMENT ADVISORS, INC.

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2019

To the best knowledge and belief of Northwest Investment Advisors, Inc.:

The Company claimed the (k)(2)(ii) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(ii) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2019.

_____
Signature

President_____
Title

See Report of Independent Registered Public Accounting Firm on Exemption Report.